UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 6 September, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 5 September 2024: Appointment of a Company Secretary

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity Issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

APPOINTMENT OF A COMPANY SECRETARY

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited (JSE), shareholders are advised that the Board of Directors (the Board) of the Company has appointed Ms Elizna Viljoen as Sasol's Group Company Secretary with effect from 1 January 2025.

Elizna will be joining Sasol from Anglo American where she has been leading the company secretarial teams of Anglo American South Africa and Anglo American Platinum. With over 23 years of expertise in the company secretarial field, both in consulting and in-house roles, Elizna has been involved in a wide range of corporate transactions across the industrial, mining, information technology and telecommunications sectors.

Elizna holds a B.Com in Marketing Management degree and is a Fellow of the Chartered Governance Institute of South Africa (FCIS). She also is a member of the Advisory Committee of the JSE.

The Board is of the view that Elizna has the necessary expertise and experience to carry out the responsibilities of this role, in accordance with the JSE Listing Requirements.

On behalf of the Board and the Company, Ms Muriel Dube, the Lead Independent Director said: "We are pleased to welcome Ms Elizna Viljoen to Sasol. Elizna's extensive experience in the company secretarial field gives us confidence that she will add great value to the work of the Board".

Ms Helaine Joubert, the Deputy Group Company Secretary will continue to act as Group Company Secretary of the Company until 31 December 2024.

Ms Dube added: "We are most grateful to Helaine for the contribution she has been making to the Board".

5 September 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 September 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary